FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. – News Release dated July 11, 2007,

2.

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report,

3.

Oromin Explorations Ltd. – News Release dated July 30, 2007,

4.

Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended May 31, 2007, SEDAR filed on July 31, 2007,

5.

Oromin Explorations Ltd. – Notice of Annual General Meeting, Information Circular, Proxy and Financial Statements Request Form.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: August 7, 2007	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

August 8, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

July 11, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

ONGOING 75,000 METRE DRILL PROGRAM DEMONSTRATES

EXCELLENT CONTINUITY AND SIZE EXPANSION AT

GOLOUMA WEST, SOUTH AND MASATO GOLD DEPOSITS

NEW DISCOVERIES ADD POTENTIAL

HIGHLIGHTS

•

GOLOUMA WEST GOLD DEPOSIT EXTENDED TO A MINIMUM OF 1,000 METRES AT SURFACE WITH SIGNIFICANT NEW INTERSECTIONS INCLUDING:

o

15 METRES OF 8.52 G/T GOLD IN RC-92

o

40 METRES OF 3.15 G/T GOLD IN RC-106

o

32 METRES OF 6.43 G/T GOLD IN RC-114

•

NEW HIGH-GRADE TRENCHING AND DRILLNG RESULTS HAVE EXTENDED GOLOUMA SOUTH MINERALIZATION AN ADDITIONAL 250 METRES TO ITS CURRENT MINIMUM 650 METRE STRIKE LENGTH.

•

MASATO DEPOSIT AND MASATO NORTH TARGET EXTENDED BY DRILLING WITH SIGNIFICANT NEW INTERSECTIONS INCLUDING:

o

22 METRES OF 2.44 G/T GOLD IN DH-95

o

14 METRES OF 2.90 G/T GOLD IN DH-112

Oromin Explorations Ltd. (“Oromin”), (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide an exploration up-date at the Sabodala Property in Senegal.

In addition to stepout and infill drilling results from the Golouma West, Golouma South, Masato and Masato North deposit areas, additional encouraging trenching results have been received from the Masato North target.  New discoveries have also been confirmed by trenching at the Sekoto and Kinemba Targets, as well as at Golouma South Extension where favourable trench results have extended mineralization an additional 250 metres south beyond previous drilling.  Please refer to Oromin’s May 4, 2007 press release which discusses average grades and lengths of the Golouma West, South and Masato deposits.

Oromin’s 2007 exploration program is focused on resource delineation of Sabodala’s numerous gold zones and deposits with more than 75,000 metres in 450 holes planned.  The results from its ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits being located within the Sabodala Property.  Please see attached map for locations.

GOLOUMA WEST GOLD DEPOSIT

This deposit has been traced over 1,000 metres on surface and to 300 metres at depth and remains open in all directions.  Oromin is currently drilling the deposit at 40 metre centres using an RC drill rig to a 200 to 250 metre depth followed by deeper drilling with diamond core rigs.  Newly drilled mineralized intersections are listed in the attached schedule; the most significant of which are:

•

23 metres of 4.15 g/t gold in RC-76

•

6 metres of 10.02 g/t gold in RC-84

•

15 metres of 8.52 g/t gold in RC-92

•

40 metres of 3.15g/t gold in RC-106

•

32 metres of 6.43 g/t gold in RC-114*

* Hole RC-114 is the westernmost hole drilled at Golouma for which results are available.  However, additional drilling to the west of RC-114, for which results are pending, has also encountered Golouma West style mineralization.

GOLOUMA NORTHWEST TARGET

Three core holes were completed at the Golouma Northwest Target during the up-date period.  Ongoing interpretations indicate that the Golouma West Gold Deposit and the Golouma Northwest target appear to be merging in an area west of drill sections 6+00 and 6+40 west.  Drilling results from Golouma Northwest are listed in the attached schedule, and include 11 metres of 6.04 g/t gold in DH-118.

GOLOUMA SOUTH GOLD DEPOSIT EXTENSION

A series of excavator trenches extending for 250 metres southward beyond previous drilling in this area (3.36 g/t gold over 4 metres in DH-87) successfully encountered the extension of Golouma South mineralization.  TRX-183 located 75 metres south of DH-87 encountered two mineralized intervals of 8.90 g/t gold over 2 metres and 25.65 g/t gold over 8 metres (including 99.83 g/t gold over 2 metres).   TRX-187, located 250 metres south of DH-87, intersected an “on trend” mineralized zone grading 35.84 g/t gold over 2 metres.  Thus far, Oromin has completed one core hole (DH-122) and one reverse circulation hole (RC-110) at the Golouma South extension.  Drilling results from Golouma South are listed in the attached schedule, and include 4 meters of 10.24 g/t gold in DH-122

MASATO GOLD DEPOSIT

This deposit is coincident with a large and strong gold-in-soil geochemical anomaly 1.8 kilometres in length by up to 1.2 kilometres in width.  It is connected disjointedly with the Masato North target and is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold deposit owned by Mineral Deposits Limited (“MDL”) that is being readied for production (see MDL May 4, 2007 news release).  This large geochemical anomaly is also coincident with 3 parallel I.P. chargeability anomalies of which only the westernmost has been drilled to date.

Newly drilled mineralized intersections are listed in the attached schedule; the most significant of which are:

•

16 metres of 2.15 g/t gold in DH-106

•

13 metres of 2.35 g/t gold in DH-109

•

14 metres of 2.90 g/t gold in DH-112

•

15 metres of 2.64 g/t gold in DH-116

MASATO NORTH TARGET

Masato North is presently defined as a strong gold-in-soil geochemical anomaly measuring a minimum of 800 metres in length.  It is connected disjointedly with the Masato deposit; however, interpretations suggest that these may merge as one.  Recent trenching results from Masato North include:  1.15 g/t gold over 8 metres in TRX-167, 2.94 g/t gold over 20 metres in TRX-168, 2.53 g/t gold over 36 metres in TRX-169 and 2.35 g/t gold over 14 metres in TRX-172.

Newly drilled mineralized intersections are listed in the attached schedule; the most significant of which are:

•

22 metres of 2.44 g/t gold in DH-95

•

10 metres of 2.18 g/t gold in DH-96

•

5 metres of 3.26 g/t gold in DH-105

REGIONAL EXPLORATION DISCOVERIES

In addition to the extensive reverse circulation and core drilling programs, regional exploration is also underway at a variety of favourable target areas throughout the Sabodala Property.  Highlights from this regional exploration program include:

•

3 metres of 10.13 g/t gold from the initial drilling completed at the Kobokoto target, (DH-108).

•

6 metres of 5.95 g/t gold from TRX-154 at the Sekoto target.

•

8 metres of 1.11 g/t gold from a hand trench at the Kinemba target.

•

Initial excavator trenching at the Dendifa West target has exposed favourable veining, alteration and structure over good widths.  Results are pending.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

To find out more about Oromin Explorations Ltd.  visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

SCHEDULE

Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-72	360W	3564N/4698E	015/-60	31-36 41-50 73-79	5 9 6	2.12 1.86 1.38
RC-73	360W	3493N/4680E	015/-60	126-131 156-159	5 3	1.17 1.56
RC-74	360W	3455N/4669E	015/-60	2-5 57-60 221-225 incl. 223-224	3 3 4 1	2.16 2.24 5.10 17.66
RC-75	360W	3416N/4658E	015/-60	87-91 127-131 157-163 incl. 158-159	4 4 6 1	1.93 5.30 6.60 28.40
RC-76	400W	3571N/4658E	015/-60	20-36 incl. 33-35 64-87 incl. 75-77	16 2 23 2	3.09 9.69 4.15 10.17
RC-77	400W	3537N/4650E	015/-60	97-99 106-115 118-121 124-127 132-135 143-152 incl. 151-152	2 9 3 3 3 9 1	3.15 2.47 1.64 1.46 2.48 3.03 11.59
RC-78	400W	3500N/4640E	015/-60	123-125 183-188 191-212 incl. 194-201	2 5 21 7	2.78 1.56 3.95 7.79
RC-79	440W	3585N/4620E	015/-60	6-10 incl. 7-8 41-45 incl. 43-44 54-61	4 1 4 1 7	5.94 16.74 6.19 13.51 1.75
RC-80	440W	3550N/4610E	015/-60	98-101 132-143	3 11	2.14 2.11
RC-81	440W	3510N/4600E	015/-60	164-174 192-200 205-216	10 8 11	1.67 1.31 2.48
RC-82	480W	3545N/4570E	015/-60	119-121 151-156	2 5	3.43 1.82
RC-84	520W	3588N/4537E	015/-65	41-47 incl. 44-45 87-91	6 1 4	10.02 40.91 1.35
RC-88	560W	3615N/4505E	015/-60	60-66	6	1.64
RC-89	360W	3595N/4707E	015/-50	0-21 incl. 9-13	21 4	3.42 7.58

Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-90	360W	3530N/4690E	015/-60	103-114 123-137 incl. 131-134	11 14 3	3.47 4.64 9.22
RC-91	460W	3550N/4590E	015/-60	102-107 incl. 103-106 141-144 150-160 196-197	5 3 3 10 1	8.86 13.11 3.47 1.35 32.68
RC-92	640W	3654N/4425E	195/-60	7-15 incl. 8-9 64-79 incl. 69-74	8 1 15 5	5.13 25.31 8.52 15.92
RC-93	640W	3714N/4440E	195/-60	47-54 incl. 49-50	7 1	7.83 39.99
RC-94	640W	3714N/4440E	220/-50	158-179 incl. 159-162	21 3	3.58 11.90
RC-95	640W	3714N/4440E	220/-65	61-65	4	6.47
RC-96	640W	3690N/4440E	195/-60	34-36 138-144	2 6	2.49 1.80
RC-97	640W	3690N/4440E	170/-50	106-111	5	2.97
RC-99	640W	3600N/4417E	015/-60	41-43	2	2.58
RC-100	600W	3650N/4472E	195/-60	68-74	6	1.41
RC-101	600W	3590N/4457E	015/-65	36-40	4	2.67
RC-102	560W	3580N/4495E	015/-60	122-129 141-147	7 6	1.73 2.90
RC-103	560W	3540N/4485E	015/-60	69-71 211-212 215-220	2 1 5	1.89 11.80 8.47
RC-104	440W	3595N/4622E	015/-50	20-26	6	2.35
RC-105	440W	3567N/4615E	015/-60	74-79 90-103 incl. 102-103 146-149 incl. 147-148	5 13 1 3 1	6.40 2.08 10.05 4.99 11.39
RC-106	440W	3470N/4590E	015/-60	210-250 incl. 235-237 253-265	40 2 12	3.15 14.05 1.01
RC-107	400W	3460N/4630E	015/-60	137-139 208-212 266-269	2 4 3	2.95 3.64 1.61
RC-108	400W	3420N/4620E	015/-60	138-141	3	5.59
RC-109	360W	3375N/4650E	015/-60	175-181 185-187 189-196	6 2 7	1.54 4.02 2.54
RC-111	520W	3625N/4547E	015/-55	42-48	6	2.29
RC-112	520W	3553N/4528E	015/-60	163-168	5	3.71
RC-114	720W	3615N/4340E	015/-60	169-201 incl. 193-196 203-208	32 3 5	6.43 24.51 4.30

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma South Gold Deposit Mineralized Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-110	360S	2810N/4970E	110/-60	17-18 58-63	1 5	30.97 1.73
DH-122	360S	2820N/4935E	110/-60	71-75 incl. 74-75	4 1	10.24 37.45

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Gold Deposit Mineralized Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-106	020N	9491N/4556E	110/-45	26-42	16	2.15
DH-107	020N	9515N/4495E	110/-50	69-75 98-106	6 8	1.07 3.81
DH-109	020N	9515N/4495E	110/-70	57-60 79-83 93-100 102-106 117-130	3 4 7 4 13	1.22 1.61 1.38 1.47 2.35
DH-112	060S	9430N/4510E	110/-45	17-19 41-48 53-67 incl. 66-67 79-86	2 7 14 1 7	3.86 2.20 2.90 14.37 1.60
DH-113	060S	9430N/4510E	110/-65	79-82 incl. 81-82 92-102	3 1 10	6.35 16.02 2.03
DH-116	060S	9430N/4510E	110/-85	72-87 incl. 81-82 136-155 158-161 177-187	15 1 19 3 10	2.64 13.68 1.55 2.23 2.36
DH-120	180S	9315N/4465E	110/-80	112-117 146-149 183-190 227-233	5 3 7 6	1.13 2.46 1.90 1.92

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato North Target Mineralized Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-95	860N	0300N/4822E	095/-45	85-107	22	2.44
DH-96	860N	0300N/4822E	095/-70	114-120 124-134 138-146	6 10 8	1.52 2.18 1.74
DH-100	780N	0202N/4830E	095/-45	48-50 53-56 62-67	2 3 5	2.35 1.35 1.17
DH-104	1060N	0498N/4858E	095/-45	52-54 110-112	2 2	3.22 1.71
DH-105	1060N	0498N/4858E	095/-70	42-47 108-112 116-119 133-137 152-157	5 4 3 4 5	1.26 1.85 1.35 2.89 3.26

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma Northwest Target Mineralized Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

DH-117	680W	3795N/4425E	100/-45	39-47	8	4.58
DH-118	680W	3795N/4425E	100/-70	51-52 incl. 57-59	11 2	6.04 15.49
DH-119	680W	3795N/4425E	100/-85	64-75 incl. 72-73 84-86	11 1 2	3.50 11.49 2.97

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 17, 2007

Item 3.

Press Release

July 11, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 17th day of July, 2007.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

July 30, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

GOLOUMA WEST GOLD DEPOSIT EXPANDING FURTHER WEST AND

MERGING WITH GOLOUMA NORTHWEST CONFIRMED

HIGHLIGHTS

•

AT GOLOUMA WEST STEPOUT DRILLING INTERSECTS SIGNIFICANT MINERALIZATION INCLUDING:

o

10 metres of  4.51 g/t gold in RC-115

o

  7 metres of  25.19 g/t gold in RC-116

o

15 metres of  5.59 g/t gold in RC-117

AND CONFIRMS MERGING WITH GOLOUMA NORTHWEST WHICH PREVIOUSLY RETURNED:

o

  8 metres of 4.58 g/t gold in DH-117

o

11 metres of 6.04 g/t gold in DH-118

o

11metres of 3.50 g/t gold in DH-119

WHILE TRENCHING 225-METRES FURTHER WEST DISCOVERS 5.98 G/T GOLD OVER 5 METRES

•

AT THE SEKOTO DISCOVERY LATEST TRENCHING RESULTS UPGRADE THIS TARGET TO DRILL READY

Oromin Explorations Ltd. (“Oromin”), (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide additional results from the westernmost stepout drilling at the Golouma West Gold Deposit and additional trench results from the Sekoto Discovery.

GOLOUMA WEST GOLD DEPOSIT

The style and orientation of mineralization within this area now confirms the interpretation that the Golouma West Gold Deposit and the previously identified Golouma Northwest target merge into one deposit, developing considerable expansion potential. The new stepout drilling results compare favourably to previously announced reverse circulation (RC-114, 32 metres at 6.43 g/t gold) and core holes (DH-117, 118 and 119) from this portion of the Golouma West Gold Deposit. Additional drilling on Sections further to the west, for which results are pending,  has also encountered Golouma West style mineralization.  Please refer to the attached schedule for a complete listing of the newly drilled mineralized intersections.

In addition to these new Golouma West stepout drilling results, recent excavator trench TRX-194, located approximately 225 metres further west, has discovered mineralization grading 5.98 g/t gold over 5 metres (including 24.52 g/t gold over 1 metre). As a result, the Golouma West Gold Deposit is now projected in a NW-SE direction for a minimum of approximately 1,200 metres.

SEKOTO TARGET

The Sekoto target, a circular-shaped gold-in-soil geochemical anomaly measuring approximately  one kilometre by one kilometre, has been upgraded to drill-ready based on recent geological mapping, structural interpretation and excavator trenching results. The most favourable trench results include previously announced TRX-154 (5.95 g/t gold over 6 metres) and recent results of 3.78 g/t gold over 12 metres in TRX-196 (including two separate one-metre samples of 11.45 g/t gold and 18.96 g/t gold). Drilling is planned for Sekoto in the near future.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd.  visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

SCHEDULE

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)

RC-114*	720W	3615N/4340E	015/-60	169-201 incl. 193-196 203-208	32 3 5	6.43 24.51 4.30
RC-115	720W	3655N/4350E	015/-60	187-197 Incl.191-194	10 3	4.51 9.09
RC-116	680W	3585N/4373E	015/-60	96-99 122-129 Incl.126-128	3 7 2	1.27 25.19 77.12
RC-117	680W	3545N/4363E	015/-60	122-124 149-164 Incl.152-153 183-188	2 15 1 5	2.94 5.59 20.34 1.27
RC-119	680W	3625N/4383E	015/-60	126-135 Incl.126-128	9 2	3.00 7.24
RC-120	680W	3665N/4393E	015/-60	136-140 Incl.136-138	4 2	9.36 15.68
DH-117*	680W	3795N/4425E	100/-45	39-47	8	4.58
DH-118*	680W	3795N/4425E	100/-70	51-52 incl. 57-59	11 2	6.04 15.49
DH-119*	680W	3795N/4425E	100/-85	64-75 incl. 72-73 84-86	11 1 2	3.50 11.49 2.97

* Previously released July 11, 2007.

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Three months ended May 31, 2007

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2007.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

	May 31, 2007	February 28, 2007 (audited)

ASSETS

Current
Cash and cash equivalents	$ 14,852,777	$ 15,792,822
Receivables	87,370	77,067
Receivable from joint venture (Note 6b)	531,261	-
Prepaid expenses and deposits	4,872	4,872
	15,476,280	15,874,761

Investments (Note 5)	718,354	554,679
Equipment	6,506	7,207
Resource properties (Note 6)	13,206,938	10,829,718
Performance bond – restricted cash	127,332	139,245
	$ 29,535,410	$ 27,405,610

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 1,402,767	$ 1,275,271
Due to joint venture	-	2,013,143
	1,402,767	3,288,414

Shareholders’ equity
Capital stock (Note 7)
Authorized
100,000,000 common shares without par value
54,175,484 common shares (February 28, 2007 – 50,457,878)	39,004,948	34,635,509
Contributed surplus (Note 7)	3,462,554	3,197,435
Accumulated other comprehensive income (Note 4)	59,895	-
Deficit	(14,394,754)	(13,715,748)
	28,132,643	24,117,196
	$ 29,535,410	$ 27,405,610

Subsequent events (Note 12)

Approved by the Board

     “Chet Idziszek”     Director              “James G. Stewart”     Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006

EXPENSESs
Amortization	$ 701	$ 1,030
Bank charges and loan interest	259	254
Filing and transfer fees	4,992	4,146
Office and rent	30,850	29,725
Professional fees	25,775	41,606
Shareholder information	2,341	-
Stock-based compensation	299,422	493,491
Travel and public relations	60,400	30,724
Wages and benefits	58,258	45,340
	(482,998)	(646,316)

OTHER INCOME (EXPENSE)
Interest income	159,069	51,685
Write-down of investment (Note 5)	(267,572)	-
Foreign exchange (loss) gain	(87,505)	(33,896)
	(196,008)	17,789

Loss for the period	(679,006)	(628,527)

Other comprehensive gain (loss)
Unrealized gain on securities held for sale (Notes 4 and 5)	59,895	-

Total comprehensive loss for the period	$ (619,111)	$ (628,527)

Basic and diluted loss per common share	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	53,129,046	40,601,774

Oromin Explorations Ltd.

(An exploration stage company)

Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006

STATEMENT OF DEFICIT
Balance, beginning of period	$ 13,715,748	$ 11,913,865
Net loss for the period	679,006	628,527
Balance, end of period	$ 14,394,754	$ 12,542,392

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$ -	$ -
Unrealized gain on securities held for sale	59,895	-
	$ 59,895	$ -

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (679,006)	$ (628,527)
Items not affecting cash
Stock-based compensation	299,422	493,491
Write-down of investments	267,572	-
Amortization	701	1,030
Foreign exchange loss (gain)	-	4,108
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(23,838)	46,179
Receivables	(10,303)	2,556
Prepaids	-	(3,275)

	(145,452)	(84,438)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	4,335,142	60,000
Increase in amounts due to (from) joint venture	(2,544,404)	-
	1,790,738	60,000

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(2,585,331)	(2,008,764)
Purchase of equipment	-	(2,176)
	(2,585,331)	(2,010,940)

Change in cash and cash equivalents	(940,045)	(2,035,378)
Cash and cash equivalents - beginning of period	15,792,822	6,455,591

Cash and cash equivalents – end of period	$ 14,852,777	$ 4,420,213

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2007

1.

NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current oil and gas and mineral exploration activities are in the pre-production stage. Consequently, the Company considers itself to be an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2007.

3.

SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.

CHANGE IN ACCOUNTING POLICIES

Effective March 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accounts (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the balance sheet.

(b)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. Any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to March 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2007

4.

CHANGE IN ACCOUNTING POLICIES (continued)

(b)

Financial Instruments (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)

Its holdings of shares of Surge Global Energy Inc. are classified as held-for-trading securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses charged to gain or loss for the period.

(ii)

Its holdings of shares of Lund Gold Ltd. Are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(c)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

5.

INVESTMENTS

The Company’s investments consist of (a) 894,500 shares of Surge Global Energy Inc. (“Surge”) with a quoted market value at May 31, 2007 of US$ 0.30 per share translated as $287,108 in the aggregate; the Company classifies these shares as held for trading, and accordingly all gains and losses in fair value are charged to gain or loss for the period; and (b) 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2007 of $0.36 per share or $431,247 in the aggregate; the Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Surge totaling $267,572 (US$205,735) charged to other income (expense), and a gain in fair value attributable to the shares of Lund totaling $59,895 credited to other comprehensive gain (loss).

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2007

6.

RESOURCE PROPERTIES

	Santa Rosa Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2007	$ 1,065,300	$ 9,511,957	$ 252,461	$ 10,829,718

Acquisition costs	-	-	118,891	118,891
Camp operation	-	538,314	-	538,314
Contractors and geological staff	6,912	333,920	-	340,832
Drilling	-	1,135,013	-	1,135,013
Exploration office	-	44,261	-	44,261
Insurance	-	11,409	-	11,409
Land and legal	44,070	66,610	-	110,680
Sample analysis	-	469,735	-	469,735
Travel and accommodation	-	49,978	-	49,978
Other	-	83,020	-	83,020
Cost recovery	(153,561)	-	-	(153,561)
	(102,579)	2,732,260	118,891	2,748,572
Proceeds of sale – Note 5©	-	-	(371,352)	(371,352)

Balance, May 31, 2007	$ 962,721	$ 12,244,217	$ -	$ 13,206,938

a)

Santa Rosa oil and gas project, Argentina

The Company’s subsidiary Exploraciones Oromin, S.A. (“Oromin S.A.”), holds an approved bid to acquire a 100% interest in certain oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa Property”). The exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. The Company has yet to receive formal title to the Santa Rosa Property and the formal acceptance of its exploration rights by government authorities has yet to occur. When title is received, the Company will have to post a minimum US$600,000 performance bond.

Pursuant to an agreement dating from 2002 as amended through 2005, a third-party corporation holds a 17.52% effective interest in the Santa Rosa Property. A director of the Company served as a director of the third-party company from August 2002 until April 2007.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to US$2,297,381 on exploration and development. The LOI is subject to a number of conditions that must be fulfilled or waived by December 31, 2007 as amended, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2007

6.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)

Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company incorporated in the Kingdom of Saudi Arabia. The Company provides exploration and management services to OJVG. To acquire its interest in the Sabodala Property, OJVG was required to spend at least US$8 million on exploration of the Sabodala Property by April 2007. This condition was met in October 2006.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended May 31, 2007, the joint venture incurred total exploration and related costs of $5,292,976 of which Oromin as project manager recovered or is entitled to recover $2,544,404 from Bendon.

c)

Carneirinho gold project, Brazil

During the period the Company sold its interest in this project to Lund Gold Ltd. (“Lund”), a company related by way of common directors, for 1,197,906 shares of Lund issued at the ascribed price of $0.31 per share for aggregate proceeds of $371,352. This amount was the Company’s cost in the project through the date of sale.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2007	50,457,878	$ 34,635,509	$ 3,197,435
For cash on exercise of warrants	3,517,606	4,282,136
For cash on exercise of stock options	200,000	53,000	-
Transfer from contributed surplus on exercise of stock options	-	34,303	(34,303)
Stock-based compensation (Note 6)	-	-	299,422

Balance as at May 31, 2007	54,175,484	$ 39,004,948	3,462,554

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2007

8.

STOCK OPTIONS

As at May 31, 2007, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 1.77	July 1, 2008
635,000	0.25	January 22, 2009
225,000	0.25	March 3, 2009
75,000	0.40	June 1, 2010
89,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
1,660,000	1.90	February 15, 2011
70,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.02	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012

3,809,000

The total fair value of stock options granted and vested during the current period was $299,422 which has been recorded in the results of operations.

The following assumptions were used for the Black-Scholes valuation of options granted and vested during the period.

Risk-free interest rate

4.31% to 4.59%

Expected life

5 years

Annualized volatility

60.3% to 61.8%

Dividend rate

0%

9.

WARRANTS

As at May 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,701,644	$ 0.43	November 15, 2007
1,388,887	0.45	February 1, 2008
559,400	1.65	December 7, 2008
4,505,750	2.20	* December 7, 2008

8,155,681

•

These warrants are subject to forced conversion provisions.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Unaudited, Prepared by Management)

For the three months ended May 31, 2007

10.

RELATED PARTY TRANSACTIONS

	2007	2006

Office and rent	$ 13,230	$ 13,230
Professional and consulting fees	49,946	78,884
Wages and benefits	35,578	35,578

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at May 31, 2007 is $8,740 (February 28, 2007 - $47,683) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	May 31, 2007	February 28, 2007

Senegal	$ 12,244,217	$ 9,511,957
Argentina	962,721	1,065,300
Brazil	-	252,461
Canada	6,506	7,207

	$ 13,213,444	$ 10,836,925

12.

SUBSEQUENT EVENTS

The following events occurred subsequent to May 31, 2007:

a)

The Company granted 100,000 stock options exercisable at $2.60 per share for a term expiring July 1, 2009.

b)

The Company received cash proceeds of $147,579 pursuant to exercise of 69,025 share purchase warrants issued pursuant to earlier financings.

OROMIN EXPLORATIONS LTD.

Management Discussion and Analysis

Form 51-102F1

Three months ended May 31, 2007

Oromin Explorations Ltd.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2007

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Senegal, West Africa and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the period ended May 31, 2007, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Senegal and in advancing the permitting process for its Santa Rosa oil & gas concessions in the Province of Mendoza, Argentina.

This MD&A is dated July 20, 2007 and discloses specified information up to that date. Oromin is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the period ended May 31, 2007:

1.

We continued our exploration of the Sabodala Gold Project, with our partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $2.7 million to our exploration investment in the Sabodala project during the first quarter, a rate which we expect to continue. News releases issued July 11 and July 30 describe significant drilling results and other progress at the Golouma West, Golouma Northwest, Golouma South, Masato, and Sekota gold targets. Total joint venture expenditures managed by Oromin were approximately $5.3 million of which Oromin’s share  was 2.7 million.

2.

We remain very well funded with the receipt of exercise proceeds on warrants and options of some $4.3 million during the quarter, after raising almost $14.7 million in new equity proceeds in the prior fiscal year.

3.

We completed the sale of our 50 per cent interest in the Carneirinho gold project in Brazil to Lund Gold Ltd., receiving 1,197,906 shares of Lund. In July 2007 Lund announced the commencement of its initial drill program on this project.

4.

As cited in our previous MD & A for our year end, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continue, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. This resulted in an unexpected deferral of permitting approvals. As of the date of this report, we believe the permitting process with Mendoza provincial authorities continues to advance and that we may expect to spud our first wells by the fourth calendar quarter of this fiscal year.

Outlook

In the near term, we plan to continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress.  In addition, Oromin reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, we could, in the future, acquire additional oil and gas or mineral exploration properties. None of our resource properties are in production and, therefore, do not produce any income.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows continues to portray a very robust ability to access the capital markets and otherwise manage our financial assets. It also demonstrates the joint venture’s continuing commitment to robust programs of resource project expenditure, which is after all the business Oromin is in as a development stage company. Net of non-cash items, our operations have consumed between approximately $110,000 and $180,000 per quarter over the past two fiscal years. We expect this level to continue over our one- to two-year planning horizon.

Net of the very large but non-cash item, stock-based compensation, our expenses for the period ended May 31, 2007 were approximately $180,000, up from approximately $150,000 in the preceding year. The only significant variance was in increased travel and public relations costs, consistent with our levels of financing and project expenditures.

Interest earnings increased notably in 2007 related to the investment of greater balances of financing proceeds.

Summary of Quarterly Results

	Three Months Ended May 31, 2007	Three Months Ended February 28, 2007	Three Months Ended November 30, 2006	Three Months Ended August 31, 2006	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005
Total assets	$29,535,410	$27,405,610	$11,706,587	$11,099,325	$11,149,976	$11,268,010	$4,864,799	$4,077,060
Resource properties and deferred costs	13,206,938	10,829,718	8,941,412	6,999,391	4,951,446	2,546,859	1,744,334	1,688,785
Working capital (deficiency)	14,073,513	12,586,347	(83,302)	2,035,888	4,008,414	6,485,075	423,296	(319,118)
Shareholders equity	28,132,643	24,117,196	10,266,882	10,405,499	10,475,810	10,550,846	3,686,723	2,891,758
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(679,006)	(829,309)	(171,141)	(172,906)	(628,527)	(2,283,828)	(125,288)	(181,340)
Earnings (loss) per share	(0.01)	(0.02)	(0.00)	(0.00)	(0.02)	(0.07)	(0.00)	(0.01)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the company’s number of projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties; costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; the resources applied to investor relations programs; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements.

Significant changes in key financial data from 2005 to 2007 can be attributed to expenditures on our Sabodala Property in Senegal and the Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, the sale of share capital, and stock-based compensation costs.

Liquidity

Oromin does not currently have an interest in any producing resource. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until Oromin develops cash flow from its operations. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, Oromin plans to continue its exploration activities on the Sabodala Gold Project and the Santa Rosa targets.

Based on our existing working capital, Oromin does not require additional financing for the Sabodala Project and our share of the planned Sabodala exploration programs during the current fiscal year, nor for the Santa Rosa Property if we are able to proceed with drilling during the current fiscal year.

Capital Resources

During the period ended May 31, 2007, the Company issued a total of 3,717,606 shares as set out in Note 7 to the financial statement for net cash proceeds of $4,335,136. This continued to demonstrate the financial support available from our investors. Added to the balance of funds raised by equity issues in fiscal 2007, we ended the period with very substantial cash resources and working capital.

The Company has sufficient funds to meet its anticipated general and administrative expenses and to carry on its proposed or anticipated exploration programs for the Sabodala Project and the Santa Rosa Property for the balance of the fiscal year currently under way.

Related Party Transactions

During the period ended May 31, 2007, the Company incurred professional fees of $49,946 with companies controlled by directors. These payments were comprised of $37,046 accrued or paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $9,900 accrued or paid to a law practice controlled by a director and officer of the Company for legal services. The Company also paid wages and benefits of $35,578 to its Chief Executive Officer and incurred office and rent costs of $13,230 with companies related by way of common directors.

At May 31, 2007, accounts payable includes $8,740 due to related parties as a result of the services described.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Policies

As described in Note 4 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of the new fiscal year. The standards have to do with the concepts of comprehensive income, the recognition and measurement of financial instruments, and hedging relationships. The principal effect is the addition of the category “accumulated other comprehensive income” to the shareholders’ equity section of the balance sheet, the presentation of other comprehensive gains and losses in the statement of loss, and the presentation of a new statement of accumulated and other comprehensive income or loss. For the first fiscal quarter, Oromin reported as other comprehensive income the amount of $58,895 in respect of an unrealized gain on our holding of shares in Lund Gold Ltd. acquired on the sale of our interest in the Carneirinho project. We classify these shares as “available for sale” and account for unrealized gains and losses accordingly. Our shares in Surge Global Energy Inc., which we have held for some time, are classified as “held for trading”; accordingly, gains and losses are charged to the statement of income whether realized or not. This is effectively the same basis of accounting for changes in value of the Surge shares as in prior periods.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, performance bond, accounts payable and accrued liabilities, and amounts due from or to the Sabodala joint venture. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Our expenditures by project and by cost centre are set out in detail in Note 6 to the financial statements. It is evident that the Sabodala Gold Project has been our principal focus. The application of costs at Sabodala during fiscal 2007 and the current fiscal year reflects a vigorous and advancing stage of exploration, with an active camp supporting a large technical effort with major expenditures on both reverse circulation and core drilling, trenching and related sample analysis. As set out in Note 6 to the financial statements, during the period ended May 31, 2007, the Company added $2.7 million to its investment in the Sabodala project, of which $2.5 million was expended on geological staff and contractors, trenching and drilling, assaying and camp operations.

The principal outlays incurred for the Santa Rosa project were land and legal costs, consistent with our waiting for governmental acceptance of our drilling plans and programs.

Internal Control over Financial Reporting (“ICFR”)

Oromin’s Chief Executive Officer and Chief Financial Officer are responsible for disclosing in any interim MD&A any change in Oromin’s ICFR that has occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, our ICFR.

During the most recently ended fiscal quarter Oromin hired a general manager for our office in Dakar, Senegal who has both geological and business administration credentials. The addition of this position is, in part, designed to improve our internal control over financial reporting arising both in the Dakar office and at the Sabodala project camp.

Disclosure of Outstanding Share Data

The authorized share capital of the Company is 100,000,000 common shares of which 54,175,484 were outstanding at May 31, 2007 and of which 54,244,509 are outstanding as of the date hereof.

As at the date hereof, the details of incentive stock options outstanding are unchanged from our previous MD & A, which provides a schedule of 3,909,000 stock options expiring between July 1, 2008 and May 9, 2012 at prices ranging from $0.25 to $2.91.

As at the date hereof, the Company has the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date
1,701,644	$0.43	November 15, 2007
1,388,887	$0.45	February 1, 2008
4,444,500	$2.20	December 7, 2008(1)
551,625	$1.65	December 7, 2008
8,086,656

(1) These warrants are subject to forced conversion provisions as described in Note 8(c) to the annual audited financial statements.

Vancouver, British Columbia

ÐÑÐÑÐÑ

July 20, 2007

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending May 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: July 31, 2007

“Chet Idziszek”

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

July 31, 2007

“Ian Brown”

Ian Brown

Chief Financial Officer

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of shareholders of OROMIN EXPLORATIONS LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on July 31, 2007, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended February 28, 2007.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors at eight (8).

4.

To elect directors for the ensuing year.

5.

To reaffirm the Company’s existing Stock Option and Share Compensation Plan  for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 11th day of  June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

OROMIN EXPLORATIONS LTD.

INFORMATION CIRCULAR

as at June 11, 2007

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Oromin Explorations Ltd. (the “Company”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) or the Company’s head office, Suite 2000 – 1055 West Hastings Street, Vancouver, B.C., V6E 2E9  (Fax: 604-331-8773) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by Intermediaries, such as those held on behalf of a broker’s client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)

A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder.  In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”.  If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)

A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow.  The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information.  If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF.  If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Canada (“Broadridge”) formerly known as ADP Investor Communications in Canada.  Broadridge typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the  Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting to which this information circular is attached.  If any amendments or variations to such matters, or any other matters, are properly brought before the meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on June 11, 2007, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On June 11, 2007, 54,175,484 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 100,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Chet Idziszek	6,674,815 shares	12.3%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at eight (8).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
DEREK BARTLETT Mississauga, Ontario Director and Audit Committee Member	Since 2002	5,000 shares	Consultant; Former President of Kingsman Resources Inc. and Saville Resources Inc. since 1994 and a director of several other junior mining companies.
ROBERT H. BRENNAN Chicago, Illinois Director	Since April 2006	896,350 shares	Senior Vice President, CB Richard Ellis – Capital Markets. Financier.
NELL M. DRAGOVAN Vancouver, British Columbia Director	Since 2004	1,675,127 shares	Businesswoman
NORMAN HAIMILA Hermann, Missouri Director and Audit Committee Member	Since 2001	95,000 shares	Consulting Geologist
CHET IDZISZEK Vancouver, British Columbia President and Director	Since 1994	6,674,815 shares	Geologist; President of Madison Minerals Inc., a mineral exploration company
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	Since 2004	Nil shares	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
JAMES G. STEWART Vancouver, British Columbia Director and Corporate Secretary	Since 1995	563,000 shares(2)	Barrister and Solicitor
DOUGLAS TURNBULL Coquitlam, British Columbia Director	Since 2002	56,400 shares	Geological Consultant; President of Lakehead Geological Services Inc.

Note:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at June 11, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares 432,500  shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

No proposed director:

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at February 28, 2007, and the other three most highly compensated executive officers of the Company as at February 28, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation $
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)
Chet Idziszek President and CEO	Feb. 28, 2007 Feb. 28, 2006 Feb. 28, 2005	$144,812 $138,000 $138,000	Nil Nil Nil	Nil Nil Nil	Nil 850,000 120,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan (1) CFO	Feb. 28, 2007 Feb. 28, 2006 Feb. 28, 2005	$42,283 $34,189 $12,434	Nil Nil Nil	Nil Nil Nil	Nil 30,000 4,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Options

There were no share options granted to the Named Executive Officers during the fiscal year ended February 28, 2007:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	Nil	N/A	N/A	N/A	N/A
Naomi Corrigan CFO	Nil	N/A	N/A	N/A	N/A

Note:

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant.

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 28, 2007:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year -End	$ Value of Unexercised In-the-Money Options (1)
Chet Idziszek President	50,000	$87,500	1,145,000	$3,045,150
Naomi Corrigan CFO	29,000	$58,930	30,000	$57,600

Note:

(1)

Value of unexercised in-the-money options calculated using the closing price of $3.82  for the common shares of the Company on the TSX Venture Exchange on February 28, 2007, less the exercise price of in-the-money options.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and a corporation controlled by Douglas Turnbull were paid or accrued $46,243 and $167,798 respectively for geological consulting services rendered and J.G. Stewart’s law firm was paid or accrued $103,500 for professional services rendered during the last completed fiscal year.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2007 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Derek Bartlett	Nil	N/A	N/A	N/A	N/A
Robert H. Brennan	Nil	N/A	N/A	N/A	N/A
Nell Dragovan	Nil	N/A	N/A	N/A	N/A
Norman Haimila	Nil	N/A	N/A	N/A	N/A
Robert Sibthorpe	Nil	N/A	N/A	N/A	N/A
James G. Stewart	Nil	N/A	N/A	N/A	N/A
Douglas Turnbull	Nil	N/A	N/A	N/A	N/A

Notes:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of the grant. The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2007, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1) Exercisable
Derek Bartlett	Nil	Nil	145,000	$435,150
Robert H. Brennan	Nil	Nil	200,000	$384,000
Nell Dragovan	Nil	Nil	295,000	$929,400
Norman Haimila	95,000	$249,000	75,000	$144,000
Robert Sibthorpe	Nil	Nil	50,000	$96,000
James G. Stewart	30,000	$49,500	195,000	$572,400
Douglas Turnbull	62,000	$194,060	95,000	$215,400

Notes:
(1)

Value of unexercised in-the-money options calculated using the closing price of common shares of  the Company on the TSX Venture Exchange on February 28, 2007, which was $3.82, less the exercise price of in-the-money stock options.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended February 28, 2007.

SECURITIES AUTHORIZED FOR ISSURANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended February 28, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,624,000	$1.24	1,421,788
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	3,624,000	$1.24	1,421,788

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on February 27, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company LLP to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Derek Bartlett	Yes	Yes
Norman Haimila	No	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he has no direct or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) exempts the members of the Company’s Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
February 28, 2007	$40,000	Nil	$4,000	Nil
February 28, 2006	$18,000	Nil	$2,500	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.  These services involved the auditor’s provision of a tax opinion in connection with a flow-through share financing undertaken by the Company and the filing of the Company’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principle objective of the Company is to generate economic returns with the goal of maximising shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practising good corporate governance, and has adopted a corporate governance manual that contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company.  To facilitate independence, the Company is committing to the following practices:

1.

The recruitment of strong, independent directors.

2.

A majority of the directors being independent.

3.

Delegation of the lead role in the director selection/evaluation process to the Nominating Committee and the lead role in the Chief Executive Officer evaluation process to the Compensation Committee.

4.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the eight existing directors of the Company, Derek Bartlett, Robert Brennan, Robert A. Sibthorpe and Douglas Turnbull are independent. The remaining four directors, Norman Haimila, Chet Idziszek, Nell M. Dragovan and J.G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Dr. Haimila being the Vice President Exploration (Petroleum) of the Company, Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a member of his immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

Certain of the directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer

Derek Bartlett	Saville Resources Ltd.
Kingsman Resources Ltd.
Newport Gold Inc.
Waseco Resources Ltd.
X-Cal Resources Ltd.

Nell M. Dragovan	Madison Minerals Inc.

Chet Idziszek	IMA Exploration Inc.
Lund Gold Ltd.
Madison Minerals Inc.
Yukon Gold Corporation, Inc.

Robert A. Sibthorpe	Black Pearl Explorations Inc.
Klondex Mines Ltd.
Madison Minerals Inc.
Red Tusk Resources Inc.
Sonora Gold Corp.
Starcore International Ventures Ltd.
Trio Gold Corp.

J.G. Stewart	Buffalo Gold Ltd.
Kingsman Resources Ltd.
Lund Gold Ltd.
Madison Minerals Inc.
Salmon River Resources Ltd.

Douglas Turnbull	Buffalo Gold Ltd.
Centrasia Mining Corp.
Grizzly Diamonds Ltd.
Matador Exploration Inc.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

2.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.

Promote avoidance or absence of conflicts of interest.

4.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.

Promote compliance with applicable governmental laws, rules and regulations.

6.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.

Promote accountability for adherence to the Code.

8.

Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

9.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Stock Option and Share Compensation Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held on July 19, 2005.  In accordance with the polices of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

In addition, the Plan provides that a maximum of 250,000 bonus shares (“Bonus Shares”), in the aggregate, may be issued in any calendar year to eligible persons, excluding directors, in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus shares, but such price shall not be less than the Market Price.   The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

 “BE IT RESOLVED THAT:

1.

2.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder along with 250,000 bonus shares as described in the Company’s Information Circular dated June 11, 2007, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Stock Option Repricing and Successive Grants of Stock Options

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”)). Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. In addition, the shareholders of the Company will be asked to authorize the directors, in their discretion, to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares. This circumstance would only arise where there were successive grants and exercises of stock options to insiders in the same 12 month period. At no time would options in excess of 10% of the issued shares of the Company be granted under the Plan. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to shares beneficially owned by the optionees, insiders of the Company and their respective associates. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

The text of the resolution approving the preceding matters to be considered and, if thought fit, approved at the Meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the re-pricing downward of options granted to insiders of the Company pursuant to the Company’s stock option plan at the discretion of the board of directors of the Company, as described in the Company’s information circular dated June 11, 2007, be and is hereby authorized and approved.

2.

Subject to the approval of the TSX Venture Exchange, the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company be and is hereby authorized and approved.

3.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

In addition to disinterested shareholder approval, any downward re-pricing of options will require the approval of the Exchange.

Management of the Company recommends that shareholders vote in favour of the approval to the downward re-pricing of stock options, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.  V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@oromin.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 11th day of June, 2007.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

OROMIN EXPLORATIONS LTD.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52 – 110 Audit Committees, unless otherwise exempted by MI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.

The Audit Committee will review:

(a)

The internal auditor’s terms of reference.

(b)

The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co-ordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)

The appetite for financial risk as set forth by management and the Board.

(b)

The Corporation’s policies for the management of significant financial risk.

(c)

Management’s assessment of the significant financial risks facing the Corporation.

(d)

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

OROMIN EXPLORATIONS LTD

Computershare

9th Floor, 100 University Avenue
Toronto, Canada M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on July 31, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on July 27, 2007.

Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of Oromin Exploration sLtd. (the "Company") hereby appoints: Chet Idziszek, President of the Company,or failing this person, James G. Stewart, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Oromin Explorations Ltd. to be held at Suite 2000 - 1055 West Hastings Street, Vancouver, British Columbia on Tuesday, July 31, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Determine Number of Directors

To determine the number of Directors at eight (8).

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Derek Bartlett	[ ]	[ ]	02. Robert H. Brennan	[ ]	[ ]	03. Nell Dragovan	[ ]	[ ]
04. Norman Haimila	[ ]	[ ]	05. Chet Idziszek	[ ]	[ ]	06. Robert Sibthorpe	[ ]	[ ]
07. James G. Stewart	[ ]	[ ]	08. Douglas Turnbull	[ ]	[ ]			

3. Appointment of Auditors

	For	Withhold
Appointment of Davidson & Company LLP as Auditors of the Company at remuneration to be fixed by the Directors.	[ ]	[ ]

4. Stock Option and Share Compensation Plan

5. Amend Stock Options

6. Transact Other Business

	For	Against
To transact such other business as may properly come before the Meeting.	[ ]	[ ]

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

________ / ________ / ________

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF OROMIN EXPLORATIONS LTD.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

_______

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:

OROMIN EXPLORATIONS LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________

______________________________

Signature of shareholder, or if shareholder is a company,

Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

OROMIN EXPLORATIONS LTD.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773